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                              November 16, 2020

       Robert Zummo
       Chairman and Chief Executive Officer
       Zummo Flight Technologies Corporation
       8311 East Via de Ventura, Suite 2082
       Scottsdale, AZ 85258

                                                        Re: Zummo Flight
Technologies Corporation
                                                            Offering Statement
on Form 1-A
                                                            Filed October 20,
2020
                                                            File No. 24-11347

       Dear Mr. Zummo:

              We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed October 20, 2020

       General

   1. Present an exhibit index at the beginning of Part III of the Form 1-A. See Item 16(a) of
                                                        Part III of Form S-1.
   2. Each exhibit must be listed in the exhibit index. Additionally, each exhibit must be listed according to a discrete
number. Note that you may not use "96" as the number
                                                        for multiple exhibits.
See Item 16(b) of Part III of Form 1-A, and revise.
   3. File your articles of incorporation as currently in effect and any amendment to them as exhibits to the
offering statement. See Item 17.2 of Part III of Form 1-A.
   4. The offering statement must be signed by the issuer, its principal executive officer, principal financial
officer, principal accounting officer, and a majority of its board of directors or other
governing body. Additionally, if a person occupies more than one of the
 Robert Zummo
FirstName LastNameRobert
Zummo Flight  Technologies Zummo
                           Corporation
Comapany 16,
November  NameZummo
              2020      Flight Technologies Corporation
November
Page 2    16, 2020 Page 2
FirstName LastName
         specified positions, for example, principal financial officer and principal accounting officer, he must specify each position in which he is signing the offering statement. See
         Signatures and the Instructions to Signatures on Form 1-A, and revise.
Part I
Item 1. Issuer Information     Financial Statements, page 1

5. Please update your balance sheet and income statement information for the most recent period provided in your offering statement which appears to be as of and for the period ended June 30, 2020.
Part II
Cover Page of Offering Circular, page 1

6. Disclosure that the offering will terminate at the earlier of (i) the discretion of the company's board of directors or (ii) 12 months from the effective date is inconsistent with disclosure contained in one of the capitalized legends on the cover page of the offering circular that the offering will terminate within two years from the initial qualification date. Please reconcile the disclosures.
7. You repeat at the bottom of the cover page of the offering circular the two legends which are at the top of the cover page of the offering circular. Please include the two legends only once. Additionally, other than the legend required by Rule 253(f) of Regulation A or a legend required by the law of any state in which the securities are to be offered, move legends or paragraphs in capitalized format from the front cover page of the offering circular to some other place in the offering circular after the table of contents and summary and risk factors sections. See Part II (a)(3) and Item 1(g) of
Part II of Form 1-
         A. Note that you must limit the cover page of the offering circular to one page. See Item
         1 of Part II of Form 1-A.
8. Identify on the cover page the disclosure format being followed in the offering circular.
         See Part II(a)(1) of Form 1-A.
Plan of Distribution, page 15

9. State briefly the facts relied upon to make the exemption under Exchange Act Rule 3a4-1 available.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31

10. Please expand your disclosures to provide MD&A also for the interim period ended June
         30, 2020 pursuant to Part II, Model B, Item 9 of Form 1-A of Regulation A.
Legal Proceedings, page 37

11.      Describe briefly the criminal charges to which Mr. Robert Zummo plead guilty.
 Robert Zummo
FirstName LastNameRobert
Zummo Flight  Technologies Zummo
                           Corporation
Comapany 16,
November  NameZummo
              2020      Flight Technologies Corporation
November
Page 3    16, 2020 Page 3
FirstName LastName
Audited Financial Statements for the Period Ended December 31, 2019 Independent Accountant Audit Report, page 42

12. We note that the audit report does not contain the signature of your independent accountant, the date of the report, or the city and state where issued as required by Rule 2-
         02 of Regulation S-X. Please have your independent accountant revise its audit report as appropriate. This comment applies also to the audit report for the period ended December
         31, 2018 on page 43.
Interim Financial Statements for the Period Ended June 30, 2020, page 42

13. Please revise your interim statement of operations to present also the comparable period of the preceding year as provided by Rule 8-03 of Regulation S-X. This comment applies also to your interim statement of cash flows.
14. Please revise your offering statement to provide footnote disclosures for the June 30, 2020 interim period pursuant to Rule 8-03(b) of Regulation S-X.
Ex1A-4
Subscription Agreement
Section 4.2 - Governing Law, page 1

15. Disclosure stipulates that an investor must submit to the nonexclusive jurisdiction of state and federal courts located in Maricopa County, Arizona for all legal proceedings arising out of or relating to the subscription agreement. Revise the disclosure here and in the offering circular to make clear whether this provision applies to actions arising under the
         Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If this provision applies to Securities Act claims, revise the disclosure in the offering circular to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision and the disclosure in the offering circular both state this clearly.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
 Robert Zummo
Zummo Flight Technologies Corporation
November 16, 2020
Page 4

of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3641 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Zummo
                                                   Division of Corporation
Finance
Comapany NameZummo Flight Technologies Corporation
                                                   Office of Manufacturing
November 16, 2020 Page 4
cc:       Nicholas Antaki
FirstName LastName